PLATA RESOURCES, INC.

2911 Park Avenue
PasayCity, Metro Manila
Philippines

April 24, 2008

Filed through Edgar

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.
20549

Attention:                                Mr. Sean Donahue
          Division of Corporate Finance

Dear Mr. Sean:

Re:           Registration Statement on Form S-1
Amendment #3
File No. 333-148984
Filed on April 24, 2008

I have received from Lawler & Associates, 29377 Rancho California Road, Suite 204, Temecula, California, 92592 a request from you to make certain changes to the S-1 amendment #2 as follows:

1.	On the front page of the Form S-1A - amendment #3 - the box has been checked for Rule 415 under the Securities Act of 1933 as requested.

2.	On the first page of the Prospectus the typing mistake of “Plate” has been changed to “Plata”.

3.	The word “stock” has been changed to “shares” where applicable.

Thank you for your comments.

Yours very truly;
Plata Resources, Inc.

Per: DEXTER R. CALISO
Chief Executive Officer

c/c	Lawler & Associates